Filed by SeaSpine Holdings Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: SeaSpine Holdings Corporation
Subject Company: SeaSpine Holdings Corporation
SEC File No.: 001-36905
Date: October 11, 2022

Creating a New Leader in Spine and Orthopedics: A Merger of Equals

October 11, 2022

SeaSpine Family,

Today is an exciting day for SeaSpine! This morning we announced an agreement to merge with Orthofix, creating a leading global spine and orthopedics company. See the joint Press Release here.

Orthofix is a global medical technology company with two strategic business units – Orthofix Spine and Orthofix Orthopedics – dedicated to developing, manufacturing and distributing diverse product lines in more than 60 countries worldwide. They provide the number #1 prescribed bone growth stimulator in the U.S., and the only company with a cervical indication, and you may have heard of their next generation differentiated artificial cervical disc which is a leader in the motion preservation segment. But above all else, Orthofix, like SeaSpine, is committed to improving patients’ lives and delivering innovative, quality-driven solutions that empower physicians and healthcare organizations to cost effectively meet the evolving clinical needs of their patients every day. I have spent a lot of time with the Orthofix team in the weeks leading up to this announcement, and it is clear that we share not just common business goals, but a deep belief in our people and the patient lives’ that we improve.

So, why Orthofix?

In short, we are confident Orthofix and SeaSpine are strong, committed partners. This combination brings together two highly compelling and complementary businesses to create new opportunities for our company – and for our employees.

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We will have increased scale: The merged company will distribute products in more than 68 countries world-wide and will boast a workforce of 1,600 employees, with experienced direct sales representatives, independent distributors, and a global R&D and manufacturing footprint.

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We will have increased capabilities: The combination of our two organizations will deliver to our surgeons and their patients a complete surgical solution that includes a truly unique, leading surgical navigation system, comprehensive and innovative spinal hardware and biologics, synergistic bone growth therapies, and specialized orthopedic solutions.

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We will have more avenues for investment and growth: We will have greater financial strength to invest in organic and inorganic innovation and growth initiatives, including the combined company’s deep R&D pipeline, sales force and distributor expansion, and more spinal implant sets and inventory. As the combined company grows, we expect this to create new career growth and development opportunities for our colleagues as well.

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We accelerate our path to profitability: With this combined organization we will be in the strong position to reach profitability and generate positive free cash flow much more quickly, and with a higher revenue growth profile, our future is bright!

Indeed, with the impressive capabilities from both organizations, we can reach new heights of innovation and market leadership faster and greater than either company could achieve on its own.

What happens next?

It is important to recognize that our announcement today is just the first step toward officially joining with Orthofix.

We expect the transaction to close in the first quarter of 2023, following approval by both companies’ shareholders and customary closing conditions and regulatory approvals. Until then, SeaSpine and Orthofix will remain and continue to operate as separate companies. We must stay focused on executing against our current business objectives and strategy in day-to-day roles and responsibilities. Surgeons and patients are counting on this!

In the coming weeks, we will be forming teams to help plan how best to bring our companies together. We will include key department and business unit leaders from within both organizations in the integration process as we thoughtfully look for the best ways to leverage our combined strengths - people processes, products, and sales channels - moving forward. We are committed to ensuring a seamless transition and will keep you updated as this planning progresses.

Leadership & Locations

Looking ahead to the closing, I am honored to share that I will become CEO of the combined company. Jon Serbousek, Director, President and CEO of Orthofix, will become Executive Chairman of the Board of the combined company. Jon has been a collaborative and strategic partner in this process, and I look forward to further strengthening our working relationship as we build a leading global spine and orthopedics company. Additional leaders will be announced in the near future and are expected to reflect the deep talent from both organizations.

The combined company will be headquartered in Lewisville, Texas. This location will conduct general business, product development, medical education and manufacturing. The Company will retain primary offices in Carlsbad, CA, with a focus on spinal product innovation and surgeon education, and in Verona, Italy with an emphasis on product innovation, production, and medical education for Orthopedics. Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead UK, Munich, Germany, Paris, France and Sao Paulo, Brazil will also be retained.

Town Hall & Additional Information

Jon Serbousek and I look forward to talking more about our merger at Town Halls at 9:00am PT and 1:00pm PT. A meeting invite will follow shortly.

In the meantime, attached to this email is an FAQ to address initial questions.

Thank You

It is due to our employees’ many contributions that we are able to take this step from a position of strength, as demonstrated by our leadership in innovation through a rapid to-market product launch cadence, a fully integrated Orthobiologics business, a unique enabling technologies platform featuring the FLASH Navigation System with 7D technology, an expanded and more exclusive distributor network, and consistent double digit revenue growth as we continue to aggressively take market share.

On behalf of the entire leadership team, I thank you again for your dedication to our mission and for continuing to help drive our success with Orthofix after our merger closes.

We remain Stronger Together with an even brighter orange background!

KV

Today’s announcement may lead to increased interest from the media, investors and analysts. Consistent with usual policies, please direct media inquiries to LeAnn Burton at leann.burton@seaspine.com and investor inquiries to John Bostjancic at john.bostjancic@seaspine.com.

Forward-Looking Statement

This report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

No Offer or Solicitation

This report and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FAQ Employees

1.	What was announced?

We have announced an agreement to combine in a merger of equals with Orthofix. This transaction significantly advances our mission to deliver transformative solutions that help surgeons improve patient lives – NOW. Upon completion of the transaction, which will take a number of months, the combined company will be a leading global spine and orthopedics provider with a comprehensive portfolio of innovative and differentiated spinal implants, best in class orthobiologics, unique surgical navigation system, bone growth therapies, and specialized orthopedic solutions.

2.	Why is SeaSpine merging with Orthofix?

The merger of SeaSpine and Orthofix will bring about a larger, stronger company that will be better positioned to offer innovative products and expanded services to physicians and patients worldwide. By integrating the two companies’ complementary product portfolios we will be able to maximize our impact and advance our leadership position in the market. The greater financial strength and trajectory of the combined companies, including expected revenue and cost synergies, will give the merged company the scale, profitability, positive cash flow and revenue growth profile otherwise unachievable by either company independently. Simply put - we are stronger together.

3.	Overall, how will SeaSpine employees be affected by the merger and subsequent integration?

As our company thrives through this combination and as part of a much larger organization, we expect new career paths and opportunities for employees. One key benefit of the combined company is the outstanding talent that both SeaSpine and Orthofix bring. We fully expect that talent to be reflected in a strong, growing workforce that will have meaningful opportunities to connect and collaborate after the transaction closes. For now, there will be no changes, it is business as usual since every employee plays a key role in supporting both companies’ mission of changing patient’s lives

4.	Will there be any layoffs in connection with the transaction?

We anticipate there will be some personnel changes as we merge the two companies. As part of the integration, we will be evaluating if there are opportunities to streamline areas by synergistically sharing resources in order to gain cost efficiencies. As part of the merger, we have an obligation to look at the overall structure of the combined business to ensure that we are being competitive and efficient in meeting the needs of our customers. The timing of any changes is currently unknown and no decisions have been made. Communication to any affected individuals will occur in a timely fashion and directly to employees first. Until then, we ask that you focus on your goals for 2022.

5.	Where will the headquarters be located?

The combined company will be headquartered in Lewisville, Texas. This location will conduct general business, product development, medical education and manufacturing. The Company will retain primary offices in Carlsbad, CA, with a focus on spinal product innovation and surgeon education, and in Verona, Italy with an emphasis on product innovation, production, and medical education for Orthopedics. Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead UK, Munich, Germany, Paris, France and Sao Paulo, Brazil will also be retained.

6.	Will any facilities be shut down?

No, there are no current plans for site closures. Integration teams made up of key people from each organization will evaluate the current state and define a future structure that best drives us forward as one company. For now, both Orthofix and SeaSpine will remain in their current locations and continue to do business as usual.

7.	Who is Orthofix?

Orthofix is a publicly traded global spine company that has two strategic business units – Orthofix Spine and Orthofix Orthopedics – with more than 1,000 employees dedicated to developing, manufacturing, and distributing diverse product lines in more than 60 countries worldwide with an experienced salesforce and distributor partners that will complement and augment SeaSpine’s existing sales channel.

8.	How do the two company’s products relate to each other?

Our product lines are highly complementary. The combination of Orthofix’s leading position in Bone Growth Therapies with their strong Orthopedic technologies along with SeaSpine’s Spine fixation and orthobiologics franchises will put us in a strong position to meet the needs of surgeons and their patients worldwide. We expect the M6-C artificial cervical disc technology, our broad, combined orthobiologics offering, and the 7D Flash™ Navigation system to provide significant cross-selling opportunities through U.S. and International spine and orthopedics channels. By integrating the two companies’ product portfolios we will be able to maximize our impact and advance our leadership position in the market. The financial strength and trajectory of the two companies, including the expected cost synergies, will give the merged company the scale, profitability, cash flow and growth profile otherwise unachievable by either company independently.

9.	What does this mean for my equity in the Company?

If you own stock options or restricted stock units (RSUs) in SeaSpine they will continue to vest per the plan. The exercise price of the stock options and the number of restricted units will be adjusted pro rata based on the final conversion ratio of SeaSpine common stock into Orthofix common stock.

10.	What does this mean for compensation and benefits programs?

We expect employee benefits will remain in effect through 2023.

11.	How will this impact bonus plans for the year?

We will continue to be measured against the corporate bonus objectives for 2022.

12.	Will there be changes in reporting structure as a result of the transaction?

For now, there will be no changes. Decisions regarding reporting structures have not been made. As decisions are made these will be communicated. One key benefit of the combined company is the outstanding talent that both Orthofix and SeaSpine bring. We fully expect that talent to be reflected in a strong, growing workforce after the transaction closes.

13.	How will the businesses be structured?

Very soon integration workstream teams with representatives from both Orthofix and SeaSpine will be formed to plan and execute the integration to truly merge our two companies. Part of this work will be to determine the best path forward for the organization structure to ensure continued success in all business segments.

14.	What can employees expect between now and the close of the merger?

For most employees there should be no changes. Some people will be asked to assist with the integration planning as there is a lot of work to be done to ensure a smooth transition and position us as one company going forward.

15.	When is the transaction expected to close?

The transaction is subject to the satisfaction of customary closing conditions that we anticipate this will occur in the first quarter of 2023

16.	What will be the go-to-market strategy for the combined company?

Through this merger of equals, Orthofix and SeaSpine will form a larger, stronger company providing expanded services and products to physicians and patients worldwide. For competitive reasons, it would be premature to discuss specific strategies prior to the close of the deal.

17.	Looking ahead, are you committed to all four business lines: spine, orthopedics, biologics, enabling technology?

Yes. Very committed. By integrating the two companies’ product portfolio’s we will be able to maximize our impact and advance our leadership position in the market. The financial strength and trajectory of the two companies, including the expected cost synergies, will give the merged company the scale, profitability, cash flow and growth profile otherwise unachievable by either company independently.

18.	What are the expected revenue synergies for the combined company? From where will they come?

The companies have identified meaningful revenue synergies as a result of the ability to offer enabling technologies, motion preservation, and biologics across a broader global channel in spine and orthopedics. We anticipate this will drive more comprehensive solutions for customers and their patients, with an increased number of products, solutions, and enabling technologies per procedure.

19.	Who will serve as CEO of the combined company?

Keith Valentine the current CEO of SeaSpine will transition into the role of President and CEO of the new combined company upon completion of the transaction, which is subject to the satisfaction of customary closing conditions. At that time, Jon Serbousek, Director, President and CEO of Orthofix will become the Executive Chairman of the new combined company’s board of directors.

20.	What will the leadership team of the combined company look like?

The full Executive Leadership Team of the new company will be named in the near future. We are fortunate to build a leadership team with talent from both organizations.

21.	Who will lead the integration?

Internal teams have not yet been determined but an outside firm and PMO will be brought in to help with our combined efforts during integration.

22.	How do the cultures of SeaSpine and Orthofix compare?

Both companies are centered around people – our employees, surgeons, and their patients – and our commitment to these stakeholders is as strong as ever.

23.	What will be the name, brand of the combined company?

For now the combined companies will maintain their current names. We will continue to be called SeaSpine and listed on the NASDAQ under the SPNE stock symbol. Between now and completion of the merger, the Company expects to develop a new name and branding to ensure that the combined identity is best represented in the market, while keeping the SeaSpine and Orthofix product names active in the marketplace.